Exhibit 99.1

news release

For Immediate Release

Encana completes $3.1 Billion Eagle Ford acquisition

Calgary, Alberta (June 20, 2014) TSX, NYSE: ECA

Encana’s wholly owned subsidiary, Encana Oil & Gas (USA) Inc., has completed the previously announced acquisition of approximately 45,500 net acres located in Karnes, Wilson and Atascosa counties of south Texas from Freeport-McMoRan.

Situated in the core of the prolific Eagle Ford shale, the acreage produced approximately 53,000 barrels of oil equivalent per day (boe/d) in the first quarter of 2014 and has an estimated drilling inventory of more than 400 locations. The deal, which Encana anticipates will be accretive to 2014 cash flow, approximately doubles the Company’s current oil production and significantly enhances its continuing efforts to reposition to a more balanced commodity portfolio. This transaction has an effective date of April 1, 2014.

“This acquisition fully aligns with the strategy we announced last November; it will significantly boost our oil and liquids output, improve cash flow and enhance our portfolio of world class resource plays,” says Doug Suttles, Encana President & CEO.

Encana Oil & Gas (USA) Inc. has also closed on the majority of the previously announced sale of certain properties located primarily in Leon and Robertson counties of East Texas, having received approximately $427 million of the total anticipated purchase price of approximately $530 million. The Company expects to close the balance of the transaction in the third quarter of 2014.

Encana plans to update its 2014 guidance, which will consider the impact of all completed transactions to date, in conjunction with the announcement of its second quarter earnings on July 24, 2014.

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Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION - Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

In this news release, certain oil and NGLs volumes have been converted to barrels of oil equivalent (boe) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). Boe may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: anticipated oil and gas production for the Eagle Ford area; anticipated drilling, location and number of wells and the timing thereof; expected effects of the transaction, including being accretive to 2014 cash flow and creating a more balanced commodity portfolio; the anticipated prolific and profitable nature of the Eagle Ford area; anticipated impact of the transaction on Encana’s

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2014 capital plans; the expected impact of the transaction on Encana’s oil and liquids production and cash flow; anticipated purchase price and the expected closing date of the balance of the East Texas transaction and the expectation that the subsequent closing conditions will be satisfied; and anticipated timing of updating Encana’s guidance.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and liquids production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and liquids production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.45 Bcf/d and 2.65 Bcf/d of natural gas and 68,000 bbls/d to 73,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

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Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, External Communications
(403) 645-2285	(403) 645-4747
Patti Posadowski
Sr. Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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